PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND OVERNIGHT MAIL
May 20, 2013

Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 0409
U.S. Securities and Exchange Commission
100 F Street
Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013; File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated May 15, 2013, regarding comments of the Securities and Exchange Commission Staff (the “Staff”) related to Piedmont Office Realty Trust, Inc. (“the Company”)'s above-referenced filing. We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated the comment as shown in your letter prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

Comment:

1.
We note from your disclosure on page 20 that over 14% of your leases expire in 2013. In future Exchange Act periodic reports, to the extent a material amount of your leases expire by the end of the current fiscal year, please discuss the relationship of market rents and expiring rents. Also, please compare rents on new and renewed leases to prior rent, based on effective rent.

Response:
We will incorporate the Staff's Comment in future Exchange Act periodic reports, beginning with our Quarterly report on Form 10-Q for the period ending June 30, 2013.

Mr. Daniel L. Gordon
May 20, 2013

Property and Same Store Net Operating Income (Cash Basis), page 36

Comment:

2.
We note your disclosure at the top of page 38 where you attribute the decrease in NOI to both occupancy and rental rate changes. In future Exchange Act periodic reports, please expand this disclosure to address the relative impact of occupancy and rental rate changes on your same store performance.

Response:
We will incorporate the Staff's Comment in future Exchange Act periodic reports, beginning with our Quarterly report on Form 10-Q for the period ending June 30, 2013.

Financial Statements
Consolidated Statements of Cash Flows, page F-8
Comment:

3.
In future filings, please revise to present separate line items for acquisitions of real estate assets and capitalized expenditures as opposed to the single line item investments in real estate assets and real estate related intangibles, net of accruals.

Response:
We will incorporate the Staff's Comment in future Exchange Act periodic reports, beginning with our Quarterly report on Form 10-Q for the period ending June 30, 2013.

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:	Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Jorge L. Bonilla, Securities and Exchange Commission
Mr. Jonathan Wiggins, Securities and Exchange Commission
Mr. Philip Childs, Ernst & Young LLP
Mr. Keith Townsend, Esq., King & Spalding, LLP